Exhibit 99.1

GENFIT Announces Signature of the Share Purchase Agreement and the Completion of its Acquisition of Versantis

Lille (France), Cambridge (Massachusetts, United States), September 29, 2022 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases, today announced the signing of the Share Purchase Agreement and the completion of its acquisition of Versantis AG (“Versantis”) under the terms announced in its press release on September 19, 2022.

As a result of this acquisition, GENFIT consolidates its position in Acute on Chronic Liver Failure (ACLF) via the integration of a clinically advanced asset (VS-01) presenting a solid scientific rationale supported by encouraging Phase 1b and preclinical data.

GENFIT will also further expand its pipeline in other liver diseases characterized by high unmet medical needs with additional product candidates developed by Versantis.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics. In its cholestatic diseases franchise, ELATIVE™, a Phase 3 global trial evaluating elafibranor1 in patients with Primary Biliary Cholangitis (PBC) is well underway following a successful Phase 2 clinical trial. Topline data is expected to be announced in the second quarter 2023. In 2021, GENFIT signed an exclusive licensing agreement with IPSEN to develop, manufacture and commercialize elafibranor1 in PBC and other indications.2 GENFIT is also developing GNS5611 in cholangiocarcinoma following the acquisition of exclusive rights in this indication from

1 Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority

2 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor

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Genoscience Pharma in 20213. In ACLF, a Phase 1 clinical program with nitazoxanide has been initiated in 2021, and GENFIT further expanded its ACLF pipeline in 2022 via the acquisition of Swiss-based clinical-stage company Versantis, with a Phase 2 ready program evaluating liposomes technology and a preclinical stage small molecule. As part of its diagnostic solutions franchise, the Company entered into an agreement with Labcorp in 2021 to commercialize NASHnext®, powered by GENFIT’s proprietary diagnostic technology NIS4® in identifying at-risk NASH.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

ABOUT VERSANTIS

Versantis is a clinical stage biotechnology company focused on addressing the growing, unmet medical need in liver diseases. It was co-founded by Vincent Forster, PhD, Chief Scientific Officer, Board Member, Meriam Kabbaj, PhD, Chief Operations Officer, also Board Member, and Professor Jean-Christophe Leroux, PhD, Scientific Advisor. With a pipeline of drug and diagnostic product candidates to potentially address chronic and orphan acute indications, Versantis believes it can revolutionize the current standard of care for patients suffering from acquired and genetic hepatic deficiencies. Founded by scientists from ETH Zurich with entrepreneurial drive, Versantis has built a team and Board of seasoned industry executives with a proven ability to advance novel therapies from the idea stage into clinical development, regulatory approval, and commercial launch. The company is headquartered in Zurich, Switzerland, with an established wholly-owned U.S. subsidiary, Versantis, Inc. For additional information, visit: www.versantis.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to commercial certainty within the ACLF market, potential synergies related to the future acquisition of Versantis and our capacity to expand our pipeline, integrate Versantis and to develop its programs. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”,

3 Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland

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“encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, the impact of the COVID-19 pandemic, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022 and the 2022 Half-Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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